UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

Securities Registry No. 306

Santiago, Abril 27, 2017

Mr.

Carlos Pavez Tolosa

Commissioner

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Material Fact

Dear commissioner:

As provided in Articles 9 and 10 of Securities Market Law 18045 and in General Rule #30 of the Commission of 1989, please be advised that at an Ordinary Shareholders Meeting (“Meeting”) of LATAM Airlines Group S.A. (“LATAM”) held on April 27, 2017, LATAM’s shareholders elected the members of LATAM’s Board of Directors, who will hold office for two years.

The following individuals were elected Directors at the Meeting:

1.                  Antonio Luiz Pizarro Manzo;

2.                  Carlos Heller Solari;

3.                  Nicolás Eblen Hirmas;

4.                  Giles Edward Agutter;

5.                  Henri Philippe Reichstul;

6.                  Ignacio Cueto Plaza;

7.                  Juan José Cueto Plaza;

8.                  Georges de Bourguignon Arndt; y

9.                  Eduardo Novoa Castellón

The Directors named in numbers 8 and 9 above were elected as independent directors, according to article 50-bis of Companies Law No. 18.046 of the Republic of Chile.

Sincerely,

____________________________

Juan Carlos Menció

Legal Vice-president

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice-president Legal - LATAM Airlines Group